June 2, 2016

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director
Brian Soares, Staff Attorney
Brian Cascio, Accounting Branch Chief
Li Xiao, Staff Accountant

Re:	Impinj, Inc.
Confidential Draft No. 4—Registration Statement on Form S-1 Submitted on May 9, 2016
CIK No. 0001114995

Ladies and Gentlemen:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 26, 2016, relating to Confidential Draft No. 4 of the Company’s Registration Statement on Form S-1 (CIK No. 0001114995) submitted to the Commission on May 9, 2016 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and filing a Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both an unmarked copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Quarterly Results of Operations, page 65

1.	We note your revised disclosure on page 67 that the volume of reader-IC products shipped was lower in your first quarter of 2016 than in the prior quarter “as a result of normal variability in [y]our business.” Please describe this variability in an appropriate section of your prospectus and tell us why you do not believe this is indicative of a trend. On a related note, please explain to us why you believe it is appropriate to highlight throughout your prospectus your market share in reader IC unit volume given that product’s contribution to your product revenue. In your response, please address your multiple revisions to your prospectus reflecting a decrease in your market share of reader IC unit volume.

Securities and Exchange Commission

June 2, 2016

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 67 of the Registration Statement to provide additional detail regarding the variability in reader IC revenue. Original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) partners typically place large orders of the Company’s reader ICs for use in their products. These orders often secure supply for an extended period of time or complete production runs. The specific timing of such orders introduces variability in shipments and associated revenue of the Company’s reader ICs in particular periods. The sequential decline in reader IC product shipments between the fourth quarter of 2015 and first quarter of 2016 was the result of an OEM purchasing reader ICs to complete a production run. As a result, as of the date hereof, the Company does not believe such decline is indicative of a trend.

With respect to the Company’s disclosure regarding market share in reader IC unit volume, as disclosed in the Registration Statement, the Company believes that it is the only company selling a platform spanning endpoints, connectivity and software. End users who deploy the Impinj Platform gain performance, versatility and ease-of-use the Company believes is unequaled by “mix-and-match” systems cobbled-together from competitors’ components. The contribution of reader IC revenue to total product revenue may be relatively small compared to tag IC revenue, however, the breadth of the Company’s platform (including reader ICs) and the strength of its individual product offerings, drives preference for each of the elements of the Company’s platform. Enabling endpoint connectivity through reader ICs, readers and gateways drives demand for the Company’s tag ICs. In addition, enhanced performance end users enjoy when the elements of the Impinj platform are deployed collectively positively impacts margins. Furthermore, the Company would note that a substantial majority of the connectivity points that the Company has enabled have been others’ products that incorporate the Company’s reader ICs. As a result, the Company respectfully submits that it believes that its reader IC market share, in addition to its market share for its other products, is a key differentiator and highlighting such data is essential to investors’ understanding of the Company’s business and its position in the RAIN industry.

With respect to the Staff’s observation regarding the decrease in reader IC market share, the changes in disclosed reader IC market share reflect in part data and methodological changes in the calculation thereof:

•	In the draft registration statement submitted on October 1, 2015 (the “October Submission”), the Company disclosed market share data based on estimates of actual 2013 shipments as reported by IDTechEx in 2014. At the time of the October Submission, an updated IDTechEx report with estimates of actual 2014 shipments was not yet available. In the October Submission, the Company calculated its annual reader IC market share by dividing the number of Company reader IC units sold in 2013 by the total number of “UHF Embedded and handheld” devices sold in 2013, according to IDTechEx. The Company did not include fixed portals in the market share for reader ICs in the October Submission because at the time of such submission, it determined that fixed portals should only be considered for the market share for readers.
•

IDTechEx published a new report shortly following the Company’s submission of the October Submission. In the draft registration statement submitted on November 6, 2015 (the “November Submission”), the Company calculated its

Securities and Exchange Commission

June 2, 2016

annual reader IC market share by dividing the number of Company reader IC units sold in 2014 by the total number of “UHF Embedded and handheld” devices and “UHF Fixed portal” devices (less the number of Company fixed portal devices) shipped in 2014, according to IDTechEx. The Company adopted a more conservative methodology in the November Submission by including fixed portals in the market share calculation, thereby increasing the calculation’s denominator. The Company believes that this is a more accurate reflection of market share for reader ICs. The Company excluded fixed portals sold by the Company from the “UHF fixed portal” industry number because reader IC technology is already incorporated in the Company’s fixed portals, and thus these fixed portals do not represent part of the market for Company reader ICs.

•	IDTechEx estimates of actual 2015 shipments became available to the Company prior to the submission of the draft registration statement on March 14, 2016 (“March Submission”). In the March Submission, the Company calculated its annual reader IC market share using 2015 data and the methodology employed in the November Submission.
•	If the Company had employed the November Submission methodology for calculating reader IC market share for each of the submissions, its reader IC market share would have been 73%, 79% and 61% for 2013, 2014 and 2015, respectively compared to 82%, 89% and 68%, respectively, under the less conservative October Submission methodology.

In addition, with respect to the decrease in reader IC market share, the Company submits that historically, one of the Company’s largest reader IC customers has been an OEM with a significant presence in the handheld reader market. In 2014, the Company benefitted from a particularly large order by such OEM. The Company believes a large portion of the reader ICs shipped in 2014 remained in inventory throughout much of 2015, adversely affecting demand from such customer during 2015. In addition, such OEM developed and in early 2016 began selling a version of its handheld reader that does not incorporate the Company’s reader ICs. As a result, the Company experienced a spike in its market share in 2014 and lower market share in 2015 relative to 2013. The OEM continues to incorporate the Company’s reader ICs in other versions of such OEM’s handheld readers and in recent periods the Company has begun shipping significant volumes to such OEM. In addition, the Company would note that although its reader IC market share has declined, the Company remains the clear market leader.

Securities and Exchange Commission

June 2, 2016

Please direct any questions regarding the Company’s responses to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Chris Diorio
Evan Fein
Yukio Morikubo
Impinj, Inc.

Patrick J. Schultheis
Jeana S. Kim
Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey R. Vetter
James D. Evans
Ran D. Ben-Tzur
Fenwick & West LLP

Stephen Sommerville
PricewaterhouseCoopers LLP